Exhibit 4.1

DESCRIPTION OF ATLAS LITHIUM CORPORATION’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Overview

This section describes the general terms of the Atlas Lithium Corporation’s (the “Company”) capital stock. The Company’s capital stock and the rights of the holders of its capital stock are subject to the applicable provisions of the Nevada Revised Statutes, which is referred to herein as “Nevada law” or the “NRS,” the Company’s amended and restated articles of incorporation, as amended (referred to herein as the “Articles of Incorporation”), the Company’s second amended and restated bylaws, as amended (referred to herein as the “Bylaws”), and the rights of the holders of the Company’s preferred stock. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth herein, you should refer to the Articles of Incorporation, Bylaws and the Certificates of Designation, Preferences and Rights of each authorized series of preferred stock, each of which is included as an exhibit to the Annual Report, and to the applicable provisions of Nevada law.

Authorized Capital

Under the Company’s Articles of Incorporation, the Company has the authority to issue 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of March 25, 2024, there were issued and outstanding: 12,769,581 shares of common stock, one share of Series A Convertible Preferred Stock, and zero shares of Series D Convertible Preferred Stock.

Common Stock

Voting Rights

Each outstanding share of the Company’s common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, all corporate actions are determined by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. Directors are elected by a majority of the votes of the shares present at a meeting. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividends

Holders of the Company’s common stock are entitled to receive dividends or other distributions when, as and if declared by the Company’s board of directors. The right of the Company’s board of directors to declare dividends, however, is subject to any rights of the holders of other classes of the Company’s capital stock, any indebtedness outstanding from time to time and the availability of sufficient funds, as determined under Nevada law, to pay dividends.

Preemptive Rights

The holders of the Company’s common stock do not have preemptive rights to purchase or subscribe for any of the Company’s capital stock or other securities.

Redemption

Shares of the Company’s common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, subject to the rights, if any, of the holders of other classes of the Company’s capital stock including its preferred stock, the holders of shares of the Company’s common stock are entitled to receive any of the Company’s assets available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Listing

The Company’s common stock is listed on the Nasdaq Capital Market of the Nasdaq Stock Market LLC under the symbol “ATLX.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is VStock Transfer, LLC.

Series A Convertible Preferred Stock

One share of our Series A Convertible Preferred Stock (“Series A Preferred”) is issued, outstanding and held since 2012 by Marc Fogassa, the Company’s Chief Executive Officer and Chairman. The holders of the Series A Preferred have full voting rights and powers equal to the voting rights and powers of holders of common stock. The Certificate of Designations, Preferences and Rights of Series A Preferred provides that for so long as Series A Preferred is issued and outstanding, the holders of Series A Preferred shall vote together as a single class with the holders of our common stock, with the holders of Series A Preferred being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As a result, stockholders have limited ability to impact our operations and activities. The vote of 100% of the outstanding Series A Preferred Stock shall determine the vote of the Series A Preferred Stock as a class. If the holders of Series A Preferred Stock cannot unanimously agree on how to vote on a particular matter or matters, then the holders shall submit such matter or matters for a determination by a majority of the directors of the Board of Directors of (including, for such purpose, directors who are holders of Series A Preferred Stock) and the holders shall be deemed to have voted all of their shares of Series A Preferred Stock in accordance with the determination of the Board of Directors. Holders of the Series A Preferred may elect to convert each share of Series A Preferred into one share of common stock. The rights, powers or privileges of the Series A Preferred may not be altered without the approval of all holders of outstanding Series A Preferred.

Holders of our Series A Preferred are not entitled to dividends, except that in the event that a dividend is declared on the Company’s common stock, the holders of the Series A Preferred shall receive the dividends that would be payable if all the outstanding shares of Series A Preferred Stock were converted into common stock immediately prior to the declaration of the dividend. In the event of liquidation, dissolution or winding up, the holders of the Series A Preferred are not entitled to a liquidation preference over the holders of common stock, and shall share in any remaining assets pro rata with the holders of common stock as if converted into common stock.

Series D Convertible Preferred Stock

On September 14, 2021, our Board of Directors designated a new class of preferred stock called Series D Convertible Preferred Stock (“Series D Preferred”) which has no voting rights, unless the shares of Series D Preferred are converted into shares of common stock. A Certificate of Designation, Preferences and Rights of Series D Preferred was filed with the State of Nevada on September 16, 2021. One share of Series D Preferred is convertible at any time into 13 and 1/3 shares of our common stock solely at the election of the holder of Series D Preferred, subject to any adjustment in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares or similar change in the Company’s shares. If the Company declares a dividend or distribution on its common stock, the holders of Series D Preferred are entitled to receive such dividend or distribution on a pro rata basis with the common stock determined on an as-converted basis. The rights of the Series D Preferred cannot be waived or amended without the affirmative vote of a majority of the holders of Series D Preferred.

Authorized But Unissued Capital Stock

The Company has shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules. The Company may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the Company’s capital stock. The existence of unissued and unreserved common stock and preferred stock may enable the Company’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest, or otherwise. In addition, if the Company issues preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

The Company’s board of directors, without stockholder approval, has the authority under the Company’s Articles of Incorporation, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Certain Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

The following paragraphs summarize certain provisions of Nevada law and the Company’s Articles of Incorporation and Bylaws.

General

Certain provisions of the Company’s Articles of Incorporation, and Bylaws, and Nevada law could make an acquisition of the Company by a third party, a change in the Company’s incumbent management, or a similar change in control more difficult.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that these provisions help to protect its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the Company’s ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for the Company’s securities.

Articles of Incorporation and Bylaws

Election of Directors. The Company’s bylaws provide that a vacancy on the board of directors shall be filled by the directors then in office, though less than a quorum. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Removal of Directors. Except in certain cases for directors elected by the holders of any series of preferred stock, a director may be removed only by the affirmative vote of two-thirds of the outstanding shares entitled to vote. Since Mr. Fogassa effectively holds a majority of the voting power, the other stockholders are effectively prohibited from removing directors.

Stockholder Meetings. Special meetings of stockholders, other than those regulated by statute, may be called by the president upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Since Mr. Fogassa effectively holds a majority of the voting power, the other stockholders are effectively prohibited from calling special meetings. This provision may discourage another person or entity from making a tender offer, even if it acquired a majority of the Company’s outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting or by written consent.

Anti-takeover Effects of Nevada Law

Certain provisions of the Nevada Revised Statutes, or NRS, as described below, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests.

Combinations with Interested Stockholders

Nevada’s “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless (1) the corporation’s board of directors approves, in advance, either the combination itself, or the transaction by which such person becomes an interested stockholder, or (2) the combination is approved by the board of directors and 60% of the then-outstanding voting power of the corporation’s stockholders not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of the prior approval described above, certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder.

For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an interested stockholder. These statutes generally apply to “resident domestic corporations,” namely Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Our amended and restated articles of incorporation include a provision providing that at such time, if any, that we become a “resident domestic corporation” as defined in the NRS, we will not be subject to, or governed by, any of the provisions of NRS 78.411 to 78.444, inclusive, as amended from time to time, or any successor statute. As a result, pursuant to NRS 78.434, the “combinations with interested stockholders” statutes will not apply to us, unless our amended and restated articles of incorporation are subsequently further amended to provide that we are subject to those provisions.

Acquisition of Controlling Interest Statutes

Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, inclusive, contain provisions governing the acquisition of stockholder voting power above specified thresholds in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

In our second amended and restated bylaws, we have elected not to be governed by, and to otherwise opt out of, the provisions of NRS 78.378 to 78.3793, inclusive. Absent such provision in our bylaws, these statutes would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise.

NRS 78.139(4) also provides that directors of a Nevada corporation may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to, or not in, the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies that the directors are entitled, but not required, to consider when exercising their directorial powers pursuant to NRS 78.138(4).

The existence of the foregoing provisions and other potential anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.